Exhibit 99.1

Appendix3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

IName of entity Kazia Therapeutics Limited (“Kazia”)

rsN 37 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr lain Ross

Date of last notice	21 December 2021

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	6 September 2022
No. of securities held prior to change	1,075,001 ordinary shares 400,000 unlisted options

Class	Ordinary shares

Number acquired	175,000

Number disposed	N/A

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	175,000 ordinary shares at $0.2207 per share

No. of securities held after change	1,250,001 ordinary shares 400,000 unlisted options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchased on market

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of“notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

Appendix3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

IName of entity Kazia Therapeutics Limited (“Kazia”)

rsN 37 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Steven Coffey

Date of last notice	21 December 2021

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fortune 501 Pty Limited (SR Coffey Superfund) Steven Coffey Coffey Family Investments Pty Limited

Date of change	6 & 7 September 2022

No. of securities held prior to change	426,250 ordinary shares (indirect) 8,015 ordinary shares (direct) 400,000 unlisted options (direct) 50,000 ordinary shares

Class	Ordinary shares

Number acquired	50,000 ordinary shares (indirect)

Number disposed

+ See chapter 19 for defined terms.

01/01/20n Appendix 3Y Page 1

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Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	73,372 ordinary shares at $0.2097 per share 26,628 ordinary shares at $0.235 per share
No. of securities held after change	426,250 ordinary shares (indirect) 8,015 ordinary shares (direct) 400,000 unlisted options (direct) 100,000 ordinary shares (indirect)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchased on market

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

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Change of Director’s Interest Notice

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

Appendix3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

IName of entity Kazia Therapeutics Limited (“Kazia”)

rsN 37 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr James Garner

Date of last notice	21 December 2021

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	6 & 7 September 2022

No. of securities held prior to change	500,000 ordinary shares 4,500,000 unlisted options

Class	Ordinary shares

Number acquired	100,000 ordinary shares

Number disposed	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

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Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	50,000 ordinary shares at an average price of $0.2250 50,000 ordinary shares at an average price of $0.2377

No. of securities held after change	600,000 ordinary shares 4,500,000 unlisted options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchased on market

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

Appendix3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

IName of entity Kazia Therapeutics Limited (“Kazia”)

rsN 37 063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Bryce Carmine

Date of last notice	21 December 2021

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	6 September 2022

No. of securities held prior to change	419,861 ordinary shares 400,000 unlisted options

Class	Ordinary shares

Number acquired	120,000 Ordinary shares

Number disposed	N/A

+ See chapter 19 for defined terms.

01/01/20n Appendix 3Y Page 1

Appendix3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	120,000 ordinary shares at $0.235

No. of securities held after change	539,861 ordinary shares 400,000 unlisted options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchased on market

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix3Y

Change of Director’s Interest Notice

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3